Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 27, 2017	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Difference Regarding Individual Financial Results (Non-consolidated Financial Results) as Compared to Actual Results for the Previous Year

Table of Contents

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April 27, 2017

Notice Concerning Difference Regarding Individual Financial Results

(Non-consolidated Financial Results) as Compared to Actual Results for the Previous Year

NTT DOCOMO, INC. hereby announces that there is a difference regarding the individual financial results (non-consolidated financial results) for the year ended March 2017 (April 1, 2016 – March 31, 2017) as compared to the actual results for the previous year (year ended March 2016; April 1, 2015 – March 31, 2016).

1. Difference between the actual results for the year ended March 2017 and the actual results for the previous year

	Operating Revenues	Operating Income	Income before Income Taxes	Net Income	Earnings Per Share
Actual results for the previous year (A) (Year ended March 2016)	(millions of yen) 4,461,505	(millions of yen) 718,550	(millions of yen) 750,261	(millions of yen) 461,006	(Yen Sen) 118.79
Actual results for this year (B) (Year ended March 2017)	(millions of yen) 4,588,579	(millions of yen) 915,882	(millions of yen) 937,816	(millions of yen) 629,165	(Yen Sen) 169.31
Change (B-A)	(millions of yen) 127,074	(millions of yen) 197,331	(millions of yen) 187,555	(millions of yen) 168,158	—
Change (%)	2.8	27.5	25.0	36.5	—

2. Reason for the difference occurring

Net income of the company increased mainly due to an increase in telecommunications services revenues, an increase in operating income as a result of a decrease in depreciation and amortization associated with a change in depreciation and amortization method used, and a decrease in corporate tax associated with a deduction for operating loss carry-forwards involved in subsidiaries of the company.

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 73 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.